UNITED STATES                          OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION           OMB  NUMBER:  3235-0058
                  Washington, D.C. 20549                Expires: May 31, 1997
                                                        Estimated average burden
                        FORM 12B-25                     hours per response..2.50

                NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                                0-15647
                                                              CUSIP NUMBER


(Check One):   X Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR

          [  ]  Transition Report on Form 10-K
          [  ]  Transition Report on Form 20-F
          [  ]  Transition Report on Form 11-K
          [  ]  Transition Report on Form 10-Q
          [  ]  Transition Report on Form N-SAR
          For the Transition Period
Ended:______________________________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

VMS Investors First-Staged Equity L.P. II
Full Name of Registrant
N/A
Former Name if Applicable
55 Beattie Place, PO Box 1089
Address of Principal Executive Office (Street and Number)
Greenville, SC 29602
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
X quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On December 8, 1998, both of the registrant's properties were placed into receivership due to nonpayment of monthly principal and interest payments on the mortgage notes encumbering both properties. The Registrant's financial statements for the year ended December 31, 1998 will be prepared on a liquidation basis of accounting. Additional time is required to prepare these financial statements and to appropriately estimate the costs to be incurred to liquidate this Partnership.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Joan Christ                    (864)                     239-1721
          (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  X Yes    No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A major tenant at one of the Registrant's properties vacated its space during July, 1998. This primary tenant occupied approximately 76% of the total leasable space. As of December 31, 1998, the Registrant has been unsuccessful in re-leasing this space. As a result, the Registrant's total revenues for the year ended December 31, 1998 decreased approximately $688,000 as compared to the year ended December 31, 1997, which was offset by a slight decrease in total expenses of approximately $65,000. Total expenses decreased primarily due to a decrease in operating, general and administrative and property tax expenses, but was largely offset by an increase in interest expense. Operating, general and administrative and property tax expenses decreased primarily due to the decline in occupancy. The increase in interest expense is primarily due to the accrual of default interest and penalties upon the default of the Registrant's two mortgage notes encumbering the properties.

                   VMS Investors First _ Staged Equity L.P. II
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 31, 1999                  By:
                                          /s/Patrick J. Foye, Executive Vice
                                             President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
  INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
                              GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (.232.201 or .232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (.232.13(b) of this chapter).